[GRAPHIC OMITTED] CORP BANCA

                            CORP BANCA: 2006 RESULTS

Santiago, Chile, February 13, 2007 - CORP BANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for 2006. This report is based on audited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Figures are expressed in Chilean pesos as of December 31, 2006 and percentages are expressed in real terms. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean pesos at the rate of Ch$527.58 per U.S. dollar, the Central Bank of Chile's observed exchange rate as of December 31, 2006.

                      CORP BANCA CONSOLIDATED 2006 RESULTS

o    ANALYSIS OF RESULTS

Net income for the year ended December 31, 2006 amounted to Ch$39,105 million, down Ch$14,634 million, or 27.2%, compared to the prior year. This decrease was primarily due to a decline in gross margin of Ch$17,902 million and an increase in operating expenses of Ch$4,605 million.

The following table shows selected consolidated financial information for the year ended December 31, 2006 as compared to 2005:

                                                                                            Percentage
                                                                             Change          change
                                         Year ended       Year ended         between         between
(Expressed in millions of Chilean        December 31,     December 31,      2005 and         2005 and
pesos, except percentage amounts)           2005             2006         2006 periods     2006 periods
-------------------------------------   -------------    -------------    -------------    -------------
Gross margin                                  151,121          133,219          (17,902)           (11.8)%
Operating expenses                            (60,431)         (65,036)          (4,605)             7.6%
Provisions for loan losses                    (14,122)         (14,666)            (544)             3.9%
Income attributable to investments in
 other companies                                  221              334              112             50.8%
Other non-operating expenses                   (1,318)            (100)           1,219            (92.4)%
Net loss from price-level restatement         (10,778)          (7,009)           3,770            (35.0)%
Net income before taxes                        64,693           46,742          (17,951)           (27.7)%
Income tax provisions                         (10,955)          (7,638)           3,317            (30.3)%
Net income                                     53,738           39,105          (14,634)           (27.2)%

o    GROSS MARGIN

The following table shows the composition of our gross margin for the years ended December 31, 2005 and 2006:

                                                                                            Percentage
                                                                             Change          change
                                         Year ended       Year ended         between         between
(Expressed in millions of Chilean        December 31,     December 31,      2005 and         2005 and
pesos, except percentage amounts)           2005             2006         2006 periods     2006 periods
-------------------------------------   -------------    -------------    -------------    -------------
Net interest revenue                          121,217          108,924          (12,293)           (10.1)%
Fees and income from services, net             23,660           28,210            4,549             19.2%
Gains from trading activities, net             12,158            7,004           (5,154)           (42.4)%
Foreign exchange transactions, net               (368)             302              669           (182.0)%
Other operating loss, net                      (5,547)         (11,221)          (5,674)           102.3%
Gross margin                                  151,121          133,219          (17,902)           (11.8)%

Net interest revenue, as adjusted (*)         117,732          109,794           (7,938)            (6.7)%
Foreign exchange rate earnings, as              3,117            1,172           (1,946)           (62.4)%
 adjusted (*)

(*) Includes exchange rate earnings derived from forward contracts held by Corp Banca for hedging purposes

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                             Phone: 56 (2) 687 8000
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                                                    [GRAPHIC OMITTED] CORP BANCA

Our gross margin decreased by Ch$17,902 million, or 11.8%, for the year ended December 31, 2006 as compared to the prior year. This decrease is largely due to a Ch$12,293 million, or 10.1%, decrease in net interest revenue, a Ch$5,674 million increase in other operating loss, net and a Ch$5,154 million decrease in gains from trading activities.

In prior periods, net gains from trading activities, which reflect the results of trading in our investment portfolio, have provided an important source of revenues. However, towards the end of 2005 and early in 2006, we experienced losses in the value of our investment portfolio due to increases in prevailing Chilean interest rates and the simultaneous decline in value of debt securities, especially with respect to Chilean government bonds. As a result, we liquidated the majority of the positions in our investment portfolio, thereby reducing our exposure to potential losses in connection with fluctuations in prevailing interest rates.

The decrease in net interest revenue was largely due to a reduction in our trading securities portfolio, as mentioned above. We no longer received interest revenues to the extent that such portfolio's assets were liquidated. We estimate that the impact of this reduction in our investment portfolio on our net interest revenue was a loss of approximately Ch$9,000 million in 2006 (when comparing revenues of 2006 to 2005). Additionally, the increase in prevailing domestic interest rates towards the end of 2005 further decreased our net interest revenues for 2006. Since we reprice our interest-bearing liabilities more frequently than our interest-earning assets, these obligations became more expensive when repriced.

Other operating loss, net increased by Ch$5,674 million, for the year ended December 31, 2006 when compared to 2005. The increase is largely due to an increase in sales force expenses related to the growth in our consumer loan, credit card and residential mortgage loan portfolios (Ch$192 billion growth in consumer loans and Ch$174 billion growth in mortgage loans). This increase was partially offset by our receipt in 2005 of cash flow in connection with a liquidation of an asset received in lieu of payment, representing approximately Ch$2,000 million in non-recurring income.

Fees and income from services for 2006 were Ch$28,210 million, up Ch$4,549 million, or 19.2%, from 2005. This increase is due to our effort to increase fees in line with what we believe to be the market standard and to improve our fee collection processes to products oriented to retail banking customers (such as checking accounts and credit cards). We believe that our customers' acceptance of these changes demonstrate the high level of loyalty to our products and services. Additionally, this increase reflects the increase in our client base as of December, 2006 as compared to December, 2005.

o    OPERATING EXPENSES

The following table shows the composition of our operating expenses for the years ended 2005 and 2006:

                                                                                            Percentage
                                                                             Change          change
                                         Year ended       Year ended         between         between
(Expressed in millions of Chilean        December 31,     December 31,      2005 and         2005 and
pesos, except percentage amounts)           2005             2006         2006 periods     2006 periods
-------------------------------------   -------------    -------------    -------------    -------------
Personnel salaries and expenses               (38,017)         (40,933)          (2,916)             7.7%
Administrative and other expenses             (17,153)         (18,851)          (1,699)             9.9%
Depreciation and amortization costs            (5,261)          (5,251)              10             (0.2)%
Total operating expenses                      (60,431)         (65,036)          (4,605)             7.6%

Operating expenses increased by Ch$4,605 million, or 7.6%, for the year ended December 31, 2006 from a year ago. This increase was due to higher personnel salaries and expenses, which grew by Ch$2,916 million, or 7.7%, from Ch$38,017 million as of December 31, 2005 to Ch$40,933 million for 2006. The increase reflects the hiring of additional personnel to handle

www.corpbanca.cl          Huerfanos 1072, Santiago, Chile                      2
                             Phone: 56 (2) 687 8000
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                                                    [GRAPHIC OMITTED] CORP BANCA

increased business activity in our commercial and operational areas. In addition, administrative and other expenses increased in 2006 by Ch$1,699 million, or 9.9%, from a year ago. The increase was primarily due to greater expenditures for marketing campaigns and for leases of additional branches. The increase in operating expenses had a negative impact on the efficiency ratio (operating expenses over gross margin) of the bank, which reached 48.8% as of December 31, 2006, as compared to 40.0% as of December 31, 2006.

Price-level Restatement. During the year ended December 31, 2006, we recorded Ch$7,009 million net expenses due to price-level restatement, a decrease of Ch$3,770 million, or 35.0%, as compared to Ch$10,778 million in 2005. This decrease is due to the lower inflation rate in Chile for 2006 as compared to the prior year.

Other Indicators. Our return on equity slid from 14.8% as of December 31, 2005 to 9.9% in 2006 due to the negative impact of the liquidation of the majority of our investment portfolio and the increase in our equity base resulting from the capitalization of 50.0% of our 2005 net income. On a pre-tax basis, our return on equity for the year ended December 31, 2006 was 11.9%.

Meanwhile, our net interest margin (net interest revenue over interest-earning assets) reached 3.1%.

o    BUSINESS ACTIVITY

Loan Portfolio. Our total loan portfolio (net of interbank loans) amounted to Ch$3,311,818 million as of December 31, 2006, representing 15.1% growth in real terms during the twelve-month period then ended, which was slightly lower than the 15.4% growth recorded by the Chilean banking sector for the same period. In addition, our loan portfolio market share in Chile decreased from 6.4% as of December 31, 2005 to 6.3% as of December 30, 2006. This decrease also reflects the results of our strategy of targeting loans to small- and medium-sized businesses.

As of December 31, 2006 CORP BANCA posted twelve-month growth of 30.2% in loans to individuals as compared to December 31, 2005, and according to the Chilean Superintendency of Banks, the average growth in loans to individuals over the same period was 17.2% in the Chilean banking sector.

The following table shows the composition of our loan portfolio as of December 31, 2005 and 2006:

                                                                                          Percentage
                                                                           Change           change
                                            As of           As of          between          between
(Expressed in millions of Chilean        December 31,    December 31,     2005 and         2005 and
pesos, except percentage amounts)           2005            2006        2006 periods     2006 periods
-------------------------------------   -------------   -------------   -------------    -------------
Commercial*                                 1,330,277       1,507,219         176,942             13.3%
Consumer*                                     360,021         435,970          75,949             21.1%
Foreign trade                                 215,041         236,999          21,958             10.2%
Housing mortgages                             113,096         157,551          44,455             39.3%
Commercial mortgages                          201,358         189,217         (12,141)            (6.0)%
Other commercial mortgages                        958           1,614             656             68.5%
Other housing mortgages                       124,159         184,554          60,395             48.6%
Leasing contracts                             214,334         226,596          12,262              5.7%
Factored receivables                           61,259          71,550          10,291             16.8%
Contingent                                    231,295         281,348          50,054             21.6%
Past due loans                                 25,523          19,115          (6,408)           (25.1)%
Other outstanding loans                           111              84             (27)           (24.0)%
Total loans (excluding interbank
 loans)                                     2,877,431       3,311,818         434,387             15.1%

(*) Includes overdrafts

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                              Phone: 56 (2) 687 8000
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                                                    [GRAPHIC OMITTED] CORP BANCA

The loan types that demonstrated the highest growth in relative terms were residential mortgage loans (comprised of the Housing mortgages and Other housing mortgages), which were up 44.2% as of December 31, 2006, as compared to 2005. The 44.2% increase in residential mortgages loans easily outpaced the 14.6% growth reported for this loan type in the Chilean banking sector for the same period. This growth allowed us to increase our residential mortgage loan market share in Chile from 2.5% as of December 31, 2005 to 3.2% as of December 31, 2006. Contingent loans increased 21.6% and consumer loans increased 21.1% as compared to 2005.

Other Indicators. For the year ended December 31, 2006, we had a risk index (allowances for loan losses over total loans) of 1.4%, which compares favorably to our 1.6% risk index for the same period in 2005 and is in line with the 1.5% risk index for the Chilean banking sector for the same period. The improvement in the risk index was due mainly to changes in the composition of our loan portfolio, including the decrease in past due loans (when measured over total loans), which decreased from 0.9% as of December 31, 2005 to 0.6% as of December 31, 2006. Reported past due loans over total loans (net of interbank loans) for the Chilean banking sector were 0.7% as of December 31, 2006.

Our coverage ratio, measured as allowances for loan losses over past due loans, increased from 177.4% as of December 31, 2005 to 243.4% as of December 31, 2006. The Chilean banking sector recorded a coverage ratio of 198.2% as of December 31, 2006.

o    FINANCING

The following table shows selected financial information of our finance sources as of December 31, 2005 and 2006:

                                                                                          Percentage
                                                                           Change           change
                                            As of           As of          between          between
(Expressed in millions of Chilean        December 31,    December 31,     2005 and         2005 and
pesos, except percentage amounts)           2005            2006        2006 periods     2006 periods
-------------------------------------   -------------   -------------   -------------    -------------
Saving accounts and time deposits           1,762,337       1,701,939         (60,398)            (3.4)%
Current (checking) accounts                   152,381         176,093          23,712             15.6%
Banker's drafts and other sight
 deposits                                      56,465          99,227          42,762             75.7%
Mortgage bonds                                298,885         334,920          36,035             12.1%
Domestic borrowings                            71,213          63,732          (7,482)           (10.5)%
Foreign borrowings                            228,279         240,189          11,909              5.2%

Funds in process of settlement                 21,771          21,397            (374)            (1.7)%
Current (checking) accounts + other
 sight deposits (*)                           187,074         253,923          66,848             35.7%

(*} Net from funds in process of settlement

Our domestic and other borrowings (saving accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) increased by Ch$34,630 million, or 1.5%, as of December 31, 2006 as compared to 2005. This increase was primarily due to an increase of Ch$42,762 million, or 75.7%, in banker's drafts abd other sight deposits, and a 12.1% increase in mortgage bonds. Our foreign borrowings increased by Ch$11,909 million, or 5.2%.

www.corpbanca.cl          Huerfanos 1072, Santiago, Chile                      4
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

o    SHAREHOLDERS' EQUITY

The capitalization of 50.0% of our 2005 net income at the beginning of 2006, in the amount of Ch$26,316 million, enhanced our ability to grow our loan portfolio and to maintain favorable solvency ratios.

With capital and reserves of Ch$394,145 million as of December 31, 2006, we ranked as the fourth largest private bank in Chile and had an equity market share in Chile of 8.2% as of that date according to figures published by the Chilean Superintendency of Banks.

Our Basle Index as of December 31, 2006 was 13.59% compared to 13.47% as of December 31, 2005.

www.corpbanca.cl          Huerfanos 1072, Santiago, Chile                      5
                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

                      2006 YEAR-END RESULTS CONFERENCE CALL

You are invited to participate in Corp Banca's conference call on Wednesday, February 14, 2007, at 16:15 New York time (18:15 Santiago time). Mario Chamorro Carrizo, Corp Banca's Chief Executive Officer, will host the call. We suggest that participants call at least 10 minutes prior to the start time. To access the call, please dial as set forth below:

     o    U.S. participants, please dial 1866 819 7111;
     o    U.K. participants, please dial 0800 953 0329; and
     o    Participants outside the U.S. and the U.K., please dial
          +44 1452 542 301.

In the event of a problem with the above numbers, participants should dial one of the following numbers and reference "Corp Banca":

     o    U.S. participants: 1866 869 2352;
     o    U.K. participants:  0800 694 1449; and
     o    Participants outside the U.S. and the U.K.: +44 1452 560 304.

For your convenience, a 24-hour instant replay facility will be available, following the completion of the conference call, until Saturday February 17, 2007. To listen to the replay, please call:

     o    U.S. participants:  1866 247 4222; Access Code: 2339939#;
     o    U.K. participants:  0800 953 1533; Access Code: 2339939#; and
     o Participants outside the U.S. and the U.K.: +44 1452 550 000; Access Code: 2339939#.

SLIDES AND AUDIO WEB CAST:

There will also be a live web cast of the conference call with PowerPoint slides through the Internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button "Corp Banca Year End 2006 Results Webcast". Participants to the live web cast should register on the website approximately 10 minutes prior to the start of the web cast.

The webcast, together with this press release, will be archived and accessible through Corp Banca's website, www.corpbanca.cl, in the "Investor Relations - Financial Information".

www.corpbanca.cl          Huerfanos 1072, Santiago, Chile                      6
                             Phone: 56 (2) 687 8000
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                                                    [GRAPHIC OMITTED] CORP BANCA

                  Consolidated Statements of Income (audited)
   (In millions of Chilean pesos as of December 31, 2006 (except percentages)

                                         Year ended       Year ended                  Change
(Expressed in millions of Chilean        December 31,     December 31,    ------------------------------
pesos, except percentage amounts)           2005             2006         Ch$ millions           %
-------------------------------------   -------------    -------------    -------------    -------------
OPERATING INCOME
Net interest revenue                        121,217.3        108,924.3        (12,293.0)           (10.1)%
Gains from trading activities                12,158.2          7,004.1         (5,154.1)           (42.4)%
Fees and income from services, net           23,660.3         28,209.6          4,549.3             19.2%
Foreign exchange transactions, net             (367.8)           301.5            669.3           (182.0)%
Other operating loss, net                    (5,547.1)       (11,220.9)        (5,673.8)           102.3%
Gross margin                                151,120.9        133,218.6        (17,902.3)           (11.8)%
Personnel salaries and expenses             (38,016.9)       (40,932.8)        (2,915.9)             7.7%
Administrative and other expenses           (17,152.7)       (18,851.4)        (1,698.7)             9.9%
Depreciation and amortization                (5,261.3)        (5,251.4)             9.9             (0.2)%
Total operating expenses                    (60,430.9)       (65,035.6)        (4,604.7)             7.6%
Net operating income                         90,690.0         68,183.0        (22,507.0)           (24.8)%
Provisions for loan losses (*)              (14,121.7)       (14,666.1)          (544.4)             3.9%
Operating income                             76,568.3         53,516.9        (23,051.4)           (30.1)%

OTHER INCOME AND EXPENSES
Non-operating income                          2,789.6          2,606.3           (183.3)            (6.6)%
Non-operating expenses                       (4,107.8)        (2,706.0)         1,401.8            (34.1)%
Income attributable to investments
 in other companies                             221.1            333.5            112.4             50.8%
Price level restatement                     (10,778.2)        (7,008.5)         3,769.7            (35.0)%
Total other income and expenses             (11,875.3)        (6,774.7)         5,100.6            (43.0)%
Income before income taxes                   64,693.0         46,742.2        (17,950.8)           (27.7)%
Income taxes                                (10,954.9)        (7,637.7)         3,317.2            (30.3)%
Net income                                   53,738.1         39,104.5        (14,633.6)           (27.2)%

(*) Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans

www.corpbanca.cl          Huerfanos 1072, Santiago, Chile                      7
                             Phone: 56 (2) 687 8000
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                                                    [GRAPHIC OMITTED] CORP BANCA

                                                                       As of               As of
                                                                    December 31,        December 31,
                                                                  2005 or for the     2006 or for the
                                                                   twelve months       twelve months
Selected Performance Ratios                                          then ended          then ended
---------------------------------------------------------------   ----------------    ----------------
SOLVENCY INDICATORS
Basle index                                                                   13.5%               13.6%
Shareholders' equity /Total assets                                            11.8%               11.7%
Shareholders' equity /Total liabilities                                       13.4%               13.3%

CREDIT QUALITY RATIOS
Past due loans / Total loans                                                   0.9%                0.6%
Allowances / Total loans                                                       1.6%                1.4%
Allowances / Past due loans                                                  177.4%              243.4%
Provisions for loan losses / Total loans                                       0.5%                0.4%
Provisions for loan losses / Gross margin                                      9.3%               11.0%
Provisions for loan losses / Net income                                       26.3%               37.5%

PROFITABILITY RATIOS
Net interest revenue / Interest-earning assets (2)                             3.7%                3.1%
Net interest revenue, as adjusted (3) / Interest-earning assets                3.6%                3.2%
Gross margin/ Total assets                                                     4.3%                3.6%
Gross margin/ Interest-earning assets (2)                                      4.6%                3.8%
Provisions and charge-off expenses/ Total assets                               0.4%                0.4%
ROA (before taxes), over total assets                                          1.8%                1.3%
ROA (before taxes), over interest-earning assets (2)                           2.0%                1.3%
ROE (before taxes)                                                            17.9%               11.9%
ROA, over total assets                                                         1.5%                1.1%
ROA, over interest-earning assets (2)                                          1.6%                1.1%
ROE                                                                           14.8%                9.9%
Earnings from subsidiaries / Investment in subsidiaries                       15.8%               22.3%

EFFICIENCY RATIOS
Operating expenses / Total assets                                              1.7%                2.3%
Operating expenses/ Total loans                                                2.1%                2.0%
Operating expenses / Gross margin                                             40.0%               48.8%

EARNINGS
Earnings per share before taxes (Chilean pesos per share)                     0.29                0.21
Earnings per ADR before taxes (U.S. dollars per ADR)                          2.65                1.91
Earnings per share (Chilean pesos per share)                                  0.24                0.17
Earnings per ADR (U.S. dollars per ADR)                                       2.20                1.60

(1) New risk index considers total loan loss alloawances
(2) Interest-earning assets: Total loans and financial investments
(3) Includes exchange rate earnings from the forward contracts

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                             Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

                      Consolidated Balance Sheets (audited)
   (In millions of Chilean pesos as of December 31, 2006, except percentages)

                                            As of            As of                    Change
                                         December 31,     December 31,    ------------------------------
                                            2005             2006         Ch$ millions           %
-------------------------------------   -------------    -------------    -------------    -------------
ASSETS
Cash and due from banks                      75,161.7         82,177.2          7,015.5              9.3%
Total Loans                               2,877,431.5      3,311,817.7        434,386.2             15.1%
Provisions                                  (45,267.3)       (46,524.0)        (1,256.7)             2.8%
Loans, net                                2,832,164.2      3,265,293.7        433,129.5             15.3%
Loans to financial institutions              30,640.7         20,005.9        (10,634.8)           (34.7)%
Securities trading                            6,712.3          6,137.2           (575.1)            (8.6)%
Investments                                 423,149.2        152,407.2       (270,742.0)           (64.0)%
Financial derivative contracts                8,065.8          4,452.1         (3,613.7)           (44.8)%
Other assets                                119,008.4        131,225.0         12,216.6             10.3%
Fixed assets                                 34,322.3         34,124.0           (198.3)            (0.6)%
Total assets                              3,529,224.6      3,695,822.3        166,597.7              4.7%

Liabilities
Current (checking) accounts                 152,380.7        176,092.8         23,712.1             15.6%
Time deposits and other obligations       2,414,603.7      2,476,168.3         61,564.6              2.5%
Subordinated bonds                           46,593.2         43,885.8         (2,707.4)            (5.8)%
Banking bonds                               147,802.2        182,292.7
Borrowings from domestic financial
 institutions                                71,213.2         63,731.7         (7,481.5)           (10.5)%
Foreign borrowings                          228,279.4        240,188.6         11,909.2              5.2%
Financial derivative contracts                  543.8          4,940.7          4,396.9              0.0%
Other borrowings                             51,724.6         75,272.3         23,547.7             45.5%
Total liabilities                         3,113,140.8      3,262,572.9        149,432.1              4.8%
Shareholders' equity                        416,083.8        433,249.4         17,165.6              4.1%
Total liabilities and shareholders'
 equity                                   3,529,224.6      3,695,822.3        166,597.7              4.7%

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                              Phone: 56 (2) 687 8000

                                                    [GRAPHIC OMITTED] CORP BANCA

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS - CORP BANCA:

                                     Raul Rubel B.
                                     Investor Relations Officer
                                     (56 - 2) 660-2340
                                     raul.rubel@corpbanca.cl

                                     investorrelations@corpbanca.cl

INVESTOR RELATION / MEDIA

                                     Nicolas Bornozis
                                     President
                                     Capital Link, Inc. / New York
                                     (212) 661-7566
                                     nbornozis@capitallink.com

www.corpbanca.cl          Huerfanos 1072, Santiago, Chile                     10
                             Phone: 56 (2) 687 8000